Exhibit 12

WAL-MART STORES, INC. AND SUBSIDIARIES

Ratio of Earnings to Fixed Charges

	Nine Months Ended		Fiscal Year Ended
	October 31, 2004	October 31, 2003	2004	2003	2002	2001	2000
Income from continuing operations before income taxes and minority interest	$11,104	$9,648	$14,193	$12,368	$10,396	$9,783	$9,110
Capitalized interest	(82)	(85)	(144)	(124)	(130)	(93)	(57)
Minority interest	(148)	(131)	(214)	(193)	(183)	(129)	(170)

Adjusted income from continuing operations before income taxes *	10,874	9,432	13,835	12,051	10,083	9,561	8,883
Fixed Charges:
Interest **	933	811	1,157	1,191	1,491	1,486	1,107
Interest component of rent	239	216	306	318	289	245	212

Total fixed charges	1,172	1,027	1,463	1,509	1,780	1,731	1,319

Income from continuing operations before income taxes and fixed charges	$12,046	$10,459	$15,298	$13,560	$11,863	$11,292	$10,202

Ratio of earnings to fixed charges	10.28x	10.18x	10.46x	8.99x	6.66x	6.52x	7.73x

*	Does not include the cumulative effect of accounting change recorded by the Company in fiscal 2000.
**	Includes interest on debt and capital leases, amortization of debt issuance costs and capitalized interest.

Certain reclassifications have been made to prior periods to conform to the current period presentation. In addition, the impact of McLane as a discontinued operation has been removed for all periods presented.